Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside and bhp petroleum merger 17 August 2021 www.woodside.com.au investor@woodside.com.au INVESTOR PRESENTATION

INTRODUCTION Disclaimer, important notes and assumptions Transaction and presentation of information on a pro forma, post-merger basis The proposed combination of Woodside Petroleum Limited (“Woodside”) and BHP Group Limited’s (“BHP”) oil and gas business by an all-stock merger as outlined in this presentation (“Transaction”) is non-binding and indicative only and is subject to (i) further due diligence, negotiation and execution of definitive transaction documents, targeted for October 2021, and (ii) the satisfaction or waiver of certain regulatory and third party conditions precedent, including obtaining the approval of Woodside shareholders. Details of the key terms of the Transaction are outlined in the ASX announcement ‘Woodside and BHP to create a global energy company’ released 17 August 2021.  There is no certainty or assurance that the parties will conclude negotiations and execute definitive transaction documents on the intended schedule or at all. Nevertheless, all information in this presentation is presented on a post-merger, pro forma basis unless indicated to the contrary. Information This presentation contains information in summary form that is current as of the date of this presentation. This information does not purport to be complete, comprehensive or to comprise all the information which a shareholder or potential investor may require in order to determine whether to deal in any securities. It should be read in conjunction with Woodside’s and BHP’s other announcements released to the Australian Securities Exchange, available at www.asx.com.au. This presentation has been prepared by Woodside and includes information provided by BHP (“BHP Information”), including information that relates to BHP petroleum estimates. Although Woodside has taken steps to confirm the BHP Information, it has not independently verified it and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of the BHP Information. Woodside has been undertaking a due diligence process in respect of the Transaction, which relies in part on the review of financial and other information provided by BHP. In addition, due diligence is ongoing. Despite making reasonable efforts, Woodside has not been able to verify the fairness, currency, accuracy, adequacy, reliability or completeness of all of the information which was provided to it. If any information provided to, and relied upon by, Woodside in its due diligence and its preparation of this presentation proves to be incorrect, incomplete or misleading, there is a risk that the actual financial position and performance of BHP’s oil and gas business (and the combined entity) may be materially different to the expectations reflected in this presentation. Shareholders and investors should also note that there is no assurance that the due diligence conducted was conclusive, and that all material issues and risks in respect of the Transaction have been identified or managed appropriately. Therefore, there is a risk that issues may arise which also have a material impact on Woodside (for example, Woodside may later discover liabilities or defects which were not identified through due diligence or for which there is no contractual protection for Woodside). This could also affect the operations, financial performance and/or financial position of Woodside. Certain market and industry data used in this presentation may have been obtained from research, surveys or studies conducted by third parties, including industry or general publications. Neither Woodside nor its representatives or advisers have independently verified any market or industry data provided by third parties or industry or general publications. To the maximum extent permitted by law, Woodside and its related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives) (together, the “Beneficiaries”) exclude and expressly disclaim all duty and liability (including for fault or negligence) for any expenses, losses, damages or costs incurred by you as a result of the information in this presentation being inaccurate or incomplete in any way for any reason. No advice Nothing in this presentation constitutes financial product, investment, legal, tax or other advice. It does not take into account the investment objectives, financial situation or needs of any particular shareholder or investor. You should consider the appropriateness of the information in this presentation having regard to your own investment objectives, financial situation and needs and with your own professional advice, when deciding whether to deal in any securities. General Statements made in this presentation are made only as at the date of this presentation. The information in this presentation remains subject to change without notice. Woodside may in its absolute discretion, but without being under any obligation to do so, update or supplement this presentation. However, except as required by law, none of Woodside or its Beneficiaries intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances.

INTRODUCTION Disclaimer, important notes and assumptions Forward looking statements This presentation contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside and its Beneficiaries and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based. The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates. Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation. Past performance and pro forma historical information is given for illustrative purposes only. It should not be relied on and is not indicative of future performance, including future security prices. Key assumptions The following assumptions apply to information in this presentation unless stated otherwise. Financial data is presented as at 30 June 2021 or for the 12-month period to 30 June 2021. Woodside’s financial reporting otherwise will continue to be on a January to December basis. All figures are USD unless otherwise stated. Pro forma financial data does not give effect to any pro forma adjustments. Production data is for the 12-month period to 30 June 2021. Woodside reserves data is an approximate representation of the reserves position at 30 June 2021 and is based on the reserves statement dated 31 December 2020; updated by the ASX announcement dated 15 July 2021; adjusted for half-year production to 30 June 2021 and a 9.1 MMboe reduction in Greater Enfield 2P reserves in H1 2021. This presentation does not constitute a re-statement of Woodside’s reserves. BHP reserves data is presented as at 30 June 2021. Any forecasts set out in this presentation have been estimated on the basis of a variety of assumptions including: Brent oil price of US$65 per barrel (2020 real terms, inflated at 2.0%) Foreign exchange rate long term of 0.75 USD per 1.00 AUD Currently sanctioned projects being delivered in accordance with their current project schedules A positive final investment decision on Scarborough and Pluto Train 2 in 2021 The merged entity holding equity interests of 100% of Scarborough, 82% of Sangomar and 51% of Pluto Train 2. Woodside applies a conversion factor of 5.7 Bcf of dry gas per 1 MMboe. BHP applies a conversion factor of 6.0 Bcf of dry gas per 1 MMboe. Figures, amounts, percentages, estimates, calculations of value and other fractions used in this presentation are subject to the effect of rounding. Estimates of petroleum reserves Refer to Appendix titled ‘Notes to petroleum resource estimates’ on slide 28 of this presentation. Additional information for US investors Refer to Appendix titled ‘Additional information for US investors’ on slide 29 of this presentation.

OVERVIEW

Transaction summary

Woodside + BHP Petroleum

All-stock merger of Woodside and BHP Petroleum

TRANSACTION OVERVIEW

All-stock, issuing new Woodside shares to BHP shareholders

Pro forma equity ownership of **52% Woodside** and **48% BHP** shareholders reflective of assets contributed

Combined market capitalisation of **~A$41 billion**[1]

Cash flow per share **accretive after 2022** and estimated annual **synergies in excess of US$400 million**[2]

GOVERNANCE

Meg O'Neill appointed Chief Executive Officer and Managing Director

BHP director representation on Woodside's Board after completion

Headquartered in Perth

ASX primary listing with secondary listing venues to be considered

Woodside's **emissions targets extended** to combined portfolio

CONDITIONS AND TIMING

Merger commitment deed signed today and targeting **SPA signing in October 2021**

Subject to full form agreements, and regulatory and third-party approvals

Woodside shareholder vote planned for Q2 2022

Transaction expected to complete in **Q2 2022**

1. Market capitalisation assumes Woodside closing share price of A$22.19 on 13 August 2021.
2. Refer to slide 21 for details of identified opportunities.

4 Woodside

overview Compelling rationale PORTFOLIO QUALITY Strengthens cash generation and balance sheet CASH GENERATION AND BALANCE SHEET Complementary, long-life, high margin, tier 1 assets SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE DEVELOPMENT OPTIONALITY ENERGY TRANSITION LEADERSHIP SYNERGIES AND VALUE CREATION Supports superior returns through continued capital discipline Enhanced portfolio of high return growth options Increased capacity to deliver the energy transition Opportunities to deliver ongoing attractive synergies

PORTFOLIO QUALITY

International portfolio of tier 1 assets

~200 MMboe
2021 production[1]

Top 10 independent[2]

10.6 Mt
LNG production[3]

Top 10 global[4]

2,023 MMboe
2P reserves[5]

8,356 MMboe
2C resources[5]


Senegal
Sangomar
378
Oil
41
Gas
East coast Australia
Bass Strait
29
Production
148
Oil
240
Gas
Houston
Gulf of Mexico
Shenzi | Wildling | Atlantis | Mad Dog | Trion
26
Production
1,216
Oil
115
Gas
Western Australia
Scarborough | Pluto | North West Shelf | Pyrenees | Macedon | Wheatstone | Ngujima-Yin | Okha
133
Production
397
Oil
4,397
Gas
Perth
Trinidad & Tobago
Angostura | Ruby | Calypso | T&T South
9
Production
12
Oil
559
Gas
All figures in MMboe
Gas
Oil6
2C
2P

~$8 per boe
Portfolio unit production cost[1]

$4.7 billion
2021 EBITDA[1]

Strong alignment towards Scarborough FID

Attractive near-term GOM developments

1. Combined Woodside and BHP for the 12 months to 30 June 2021, not giving effect to any pro forma adjustments. Includes Algeria production of 3 MMboe. Neptune production volume is included in GOM but divested in May 2021.
2. Source: Wood Mackenzie Corporate Benchmarking Tool production forecasts as at 31 July 2021. Woodside analysis.
3. Equivalent to 95 MMboe.
4. Source: LNG Output, Wood Mackenzie LNG Tool, Q2 2020 data set. Woodside and BHP 12 months to 30 June 2021. Woodside analysis.
5. Combined portfolio. Woodside as at 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021. BHP as at 30 June 2021. Total 2P reserves and 2C resources also include Sunrise, Myanmar, Liard and Algeria which are not shown on the map above. BHP volumes for NWS and Greater Scarborough are based on Woodside estimates.
6. Oil includes crude, condensate and NGLs.

6

Woodside

PORTFOLIO QUALITY Increased emissions reduction commitments 15% by 2025 30% by 2030 Net zero aspiration by 2050 Reaffirmed targets extended to the combined portfolio Reporting all equity emissions (operated and non-operated) COMMITMENTS EXTENDED TO ENLARGED PORTFOLIO A CLEAR PLAN TO DELIVER ON COMMITMENTS Equity emissions reduction targets1 Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets, with an FID prior to 2021. Baseline will be adjusted to incorporate combined portfolio. Clear emissions targets aligned with Paris Agreement Scope 1 and 2 emissions (Mtpa CO2-e) 30% reduction WPL BHP

PORTFOLIO QUALITY

Gulf of Mexico

Among the largest fields in the Gulf of Mexico

Multiple high margin tie-back opportunities to existing infrastructure

Mad Dog Phase 2 on track for first oil in 2022

Shenzi North FID taken by BHP, targeting first oil in 2024

Trion oil project moved into FEED phase[1]

Low-cost production assets with growth optionality

2021 production – by product[2]



Gas
5%
26
MMboe
Liquids
95%

Asset map



Shenzi
(BHP: 72%)*
Atlantis
(BHP: 44%)
Mad Dog
(BHP: 23.9%)
BHP leases
Fields

* BHP operated

2021 production – by asset[2]



Other
3%
Mad Dog
19%
26
MMboe
Atlantis
47%
Shenzi
31%

Key metrics[3]

1P Reserves	291 MMboe
2P Reserves	472 MMboe
2P + 2C	1,331 MMboe

1. BHP holds a 60% participating interest and PEMEX Exploration & Production Mexico holds a 40% interest.
2. For the year ended 30 June 2021. Other includes Neptune.
3. BHP share as at 30 June 2021. Neptune divested May 2021. Includes Trion.

8

PORTFOLIO QUALITY

Diversified, large scale, low risk portfolio

Balanced product mix (2021 production)[1]



LNG (46%)
Oil and condensate (29%)
Western Australia domestic gas (7%)
East coast Australia domestic gas (10%)
LPG, NGLs and other natural gas (8%)

Geographic diversification (2021 production)[1]



Other (1%)
East coast Australia (14%)
Western Australia (67%)
Trinidad and Tobago (5%)
US Gulf of Mexico (13%)

Attractive conventional portfolio in low risk jurisdictions[2]



Greater conventional production (%)
Majority of global majors
Woodside
94% OECD
100% conventional
Majority of US independents
Greater OECD production (%)
Majors
US independents
Other APAC

1. Combined Woodside and BHP for the 12 months to 30 June 2021, not giving effect to any pro forma adjustments. Other natural gas volumes includes T&T and US GOM. Other includes Algeria production of 3 MMboe. Neptune production volume is included in GOM but divested in May 2021.
2. Source: Wood Mackenzie estimates based on 2020 production of peers with market capitalization >US$10 billion, excluding NOCs and companies with free float below 60%. Woodside analysis. Chart approximates positions of various companies based on this data. Dataset: BP, Chevron, ConocoPhillips, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Occidental, Pioneer, Repsol, Santos, Shell, Total and Woodside. Santos is shown on a pro forma basis after the proposed merger with Oil Search.

9

PORTFOLIO QUALITY

Complementary and sustained production profile

Strong and sustained oil production

Long-life LNG with oil price exposure

Clear alignment towards Scarborough FID

Proved plus Probable (2P) Developed and Undeveloped Reserves[1]

2,023 MMboe

Gas	Liquids
59%	41%

Best Estimate Contingent (2C) Resources[1]

8,356 MMboe

Scarboroug h...	Gas	Liquids
	60%	17%

Production profile by December 2021[2]



250
200
150
100
50
0
MMboe
2022
2023
2024
2025
2026
2027
Optionality for other growth projects including Trion and Calypso
Unsanctioned GOM and Western Australia subsea tiebacks
Scarborough (BHP share)
Scarborough (Woodside share)
BHP petroleum
Woodside

1. Woodside as at 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021. BHP as at 30 June 2021. BHP volumes for NWS and Greater Scarborough are based on Woodside estimates.
2. Indicative. Assumes current sanctioned projected delivered in accordance with their targeted schedules. Assumes 82% Sangomar and 51% Pluto Train 2. Scarborough FID assumed by 31 December 2021.

10

PORTFOLIO QUALITY

High growth, high margin, long life portfolio

Strong production growth

Attractive portfolio relative to global oil and gas companies

~20 year reserves life[1]

Strong combination of high growth, margins and reserves life[1,2]


Production CAGR (CY21-27)
EBITDAX margin (CY20)
Woodside
Bubble size indicates reserve life
Majors
US independents
Other Europe & APAC
Average[3]

Dataset: BP, Chevron, ConocoPhillips, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Occidental, Pioneer, Repsol, Santos, Shell, Total and Woodside. Santos is shown on a pro forma basis after the proposed merger with Oil Search.

1. Shown on a combined basis and incorporates existing production, sanctioned and unsanctioned tieback projects in US GOM and selected extension projects in Australia. Woodside post-merger reserve life calculated based on combined 2P and Scarborough's 11.1 Tcf 2C resources divided by combined Woodside and BHP production for the 12 months to 30 June 2021.
2. Source: Wood Mackenzie Booked Reserves. Inpex based on reported 1P over 2020 production (not part of Wood Mackenzie data file). Woodside analysis.
3. Vertical and horizontal dotted lines denote average EBITDAX margin and production CAGR for all companies excluding Woodside.

11 Woodside

CASH GENERATION AND BALANCE SHEET

Strong and sustained cash flow generation

Operating cash flow supports funding of Scarborough, GOM tiebacks and other growth projects

Sustained free cash flow generation through investment cycle

Operating cash flow profile[1]


8
6
4
2
0
$ billion
2022
2023
2024
2025
2026
2027
Net operating cash flow
BHP petroleum
Woodside

Free cash flow profile[1]


8
6
4
2
0
-2
$ billion
Combined portfolio cash flow supports Scarborough funding
2022
2023
2024
2025
2026
2027
Net free cash flow
BHP petroleum
Woodside

1. Indicative. Assumes US$65/bbl (real 2020) Brent oil price and Scarborough FID by 31 December 2021. Includes unsanctioned GOM and Western Australia subsea tiebacks. Assumes 82% Sangomar, 100% Scarborough and 51% Pluto Train 2. Excludes financing costs and proceeds from sales.

12

CASH GENERATION AND BALANCE SHEET

Strong balance sheet

Liquidity of ~$6 billion

Low gearing supported by unlevered BHP assets

Commitment to investment grade credit rating throughout the investment cycle

Pro forma liquidity and debt maturity profile[1]


6,000
4,000
2,000
0
$ million
Undrawn facilities
Cash
Liquidity
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Drawn
Undrawn

Comparative gearing[2]


80%
60%
40%
20%
0%
Woodside
12%
Majors
US independents
Other Europe & APAC
Woodside target range (15 – 35%)

1. As at 30 June 2021.
2. Indicative. Assumes Woodside closing share price of A$22.19 on 13 August 2021. Source: Capital IQ data as at 26 July 2021. Gearing defined as net debt / net debt + shareholders' equity (at the date of analysis). Woodside gearing is shown on a combined basis. Includes oil and gas companies with market capitalization >US$10 billion, excluding NOCs and free float below 60%.

Dataset: BP, Chevron, ConocoPhillips, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Occidental, Pioneer, Repsol, Santos, Shell, Total and Woodside. Santos is shown on a pro forma basis after the proposed merger with Oil Search.

13 Woodside

SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE Continued capital discipline ATTRACTIVE SHAREHOLDER RETURNS DISCIPLINED INVESTMENT IN VALUE ACCRETIVE OPPORTUNITIES Track record of strong franked dividends LOW COST, HIGH MARGIN OPERATIONS Enhanced cash flow supports ongoing attractive dividend Near term, high margin oil Long-term LNG Energy transition ENDURING CASH FLOW Operating cash flow funds development optionality Substantial balance sheet capacity supports Scarborough and other future investment Pluto Train 2 sell-down releases capital Carbon management is a key consideration in capital allocation decisions PRUDENT CAPITAL MANAGEMENT INVESTMENT GRADE CREDIT RATING

SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE Capital allocation aligned with energy transition OIL GAS NEW ENERGY Type of project Offshore Pipeline LNG Hydrogen, ammonia, CCS Project characteristics High cash generation Shorter payback period Quick to market Stable long-term cash flow profile Long-term cash flow Upside potential Strong forecast demand Developing market Lower capital requirement Additional considerations Core competency Portfolio flexibility Resilient to commodity pricing Supports local economies Core competency Supports customers’ decarbonisation goals Leverages existing infrastructure Low carbon Customer led Adjacent to core competencies

DEVELOPMENT OPTIONALITY

Opportunity hopper

Substantial growth optionality beyond Scarborough

Attractive Gulf of Mexico tiebacks to existing infrastructure

Large, longer-term LNG and other potential development opportunities

Business evolution towards adjacent new energy opportunities such as hydrogen, ammonia and CCS


OPPORTUNITY DEVELOPMENT
UNSANCTIONED PROJECTS
PRODUCING ASSETS, SANCTIONED PROJECTS AND TIEBACKS
CCS
Ammonia
Hydrogen
Carbon offsets
Senegal
Australia
Korea
Eastern Canada
Western GoM
Myanmar
Central GoM
Congo
Barbados
Browse
Sunrise
Scarborough
Liard Basin
Trion
Calypso
H2TAS
Myanmar A-6
Sangomar
Pluto
Macedon
Wheatstone
Mad Dog
Bass Strait
Shenzi & Wildling
Atlantis
Angostura and Ruby
NWS
Exmouth
Pyrenees

Optionality to develop the increased set of credible growth opportunities at the right time

Oil
Gas
New energy
Exploration

Size of bubble approximates relative size of project or market.
Dotted circles are estimates of market or resource size.

16

DEVELOPMENT OPTIONALITY

Scarborough and Pluto Train 2


Scarborough floating production unit
Pluto platform
Pluto LNG
Proposed Pluto Train 2
Dampier to Bunbury Natural Gas Pipeline
Domestic gas infrastructure
Pluto-KGP Interconnector ~5km
Proposed
Existing

DEVELOPMENT CONCEPT

- Offshore facilities connected by ~430km pipeline to Pluto Train 2 at Pluto LNG
- The lowest carbon intensity LNG development in Australia

11.1 Tcf (1,949 MMboe, 2C) **resource size, 100%**

8 Mtpa (195,000 boe per day) **LNG production capacity**

~0.1 % **CO_2 in reservoir**

KEY INFORMATION

Production capacity	Pluto Train 2: 5 Mtpa Pluto Train 1: 3 Mtpa Domestic gas: 250 TJ/day
Estimated capex (100%)	$12 billion
Wells	13

Conceptual image, not to scale. Development is subject to joint venture approvals, regulatory approvals, appropriate market conditions and relevant commercial arrangements.

17

Woodside

DEVELOPMENT OPTIONALITY

Scarborough de-risked

De-risks Scarborough funding through increased operating cash flow

Strong alignment towards Scarborough FID in H2 2021

Assists in realisation of significant shareholder value

COMPETITIVE AND VALUE ACCRETIVE

>12 % internal rate of return[1]

~$6.8 per MMBtu globally competitive cost of supply[2]

COMMERCIAL AGREEMENTS

- BHP option to sell entire Scarborough interest if the joint venture takes FID by 15 December 2021
- Option exercisable in H2 2022

EQUITY SALES PROCESSES

- Existing sell-down processes continue
- Pluto Train 2 sell-down releases over $3 billion of capital

1. US$65/bbl (real terms 2022) Brent oil price. Integrated Scarborough and Pluto.
2. Woodside integrated LNG DES North Asia. At 10% discount rate.

18 Woodside

Development optionality Mad Dog Phase 2 Project status 93% complete Estimated capex (100%) $9 billion Field life 35 years Wells 22 subsea wells: 14 producing, 8 water injection Extension of Mad Dog field following successful Mad Dog South appraisal well New semi-submersible floating production facility near the existing Mad Dog platform DEVELOPMENT CONCEPT KEY INFORMATION All dates are BHP targets (unless otherwise indicated). Information provided by BHP. Includes the entire Mad Dog area. 2P reserves of 192 MMboe and 2C resources of 173 MMboe. BHP share (23.9%). total 2P reserves and 2C resources 365 MMboe1 140 kbpd production capacity 2022 targeted first oil

ENERGY TRANSITION LEADERSHIP

A credible decarbonisation strategy

CORE CAPABILITY

Emissions management **embedded** across our business

All emissions and offsets reported under **reputable standards**

Mature and scalable carbon business with a diverse portfolio to deliver the increased commitments

CASH FLOW FOR INVESTMENT

Cash flow and balance sheet **facilitates investment** into energy transition

EXPANDING OPPORTUNITIES

Opportunities in **hydrogen, ammonia and CCS**

Commitment to transparent reporting including a **Scope 3 strategy**

<$20 per tonne
targeted portfolio carbon cost

~2,400 ha
area of native reforestation in 2020

~59 % gas
advantaged portfolio[1]

1. Combined portfolio, Proved plus Probable (2P) Developed and Undeveloped Reserves.

20
Woodside

SYNERGIES AND VALUE CREATION Identified opportunities to deliver synergies $400+ million estimated annual savings EXPLORATION High-graded exploration focused on existing acreage and high-quality prospects Integrate exploration program focusing on the most competitive prospects Optimise studies, seismic and appraisal Re-phase development opportunities prioritising highest return options Withdraw from low value titles and licences Leverage best in class technical capability from both organisations Enhance functional workflows ASSETS CORPORATE Align systems and processes across portfolio Integrate and optimise offices timetable Completion targeted for Q2 2022 17 August 2021 Merger commitment deed executed and announced October 2021 Target execution of full form sale agreement and integration and transition agreement Second quarter 2022 Target for Woodside shareholder meeting to approve transaction Target completion date and new Woodside shares to be distributed to BHP shareholders Effective date 1 July 2021 Merger commitment deed Transaction documents Due diligence Consents and approvals

SUMMARY Compelling rationale PORTFOLIO QUALITY Strengthens cash generation and balance sheet CASH GENERATION AND BALANCE SHEET Complementary, long-life, high margin, tier 1 assets SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE DEVELOPMENT OPTIONALITY ENERGY TRANSITION LEADERSHIP SYNERGIES AND VALUE CREATION Supports superior returns through continued capital discipline Enhanced portfolio of high return growth options Increased capacity to deliver the energy transition Opportunities to deliver ongoing attractive synergies

ADDITIONAL INFORMATION

APPENDIX

BHP petroleum portfolio

Producing assets[1]

Asset	Description	Operator	BHP ownership	FY21 Production (MMboe)	End of field life	1P[3]	2P[3]	2P+2C[3]
Shenzi[2]	Oil asset located in the US Gulf of Mexico with TLP (tension leg platform) development.	BHP	72%	8.1	2030s	74	105	294
Atlantis	One of the largest fields in the US Gulf of Mexico, with field production average of ~93,000 bopd over the last 5 years and base decline offset via infill drilling and successful workovers.	BP	44%	12.1	2040s	79	175	398
North West Shelf	Integrated LNG project with material remaining resource position. Five LNG trains allowing transition towards a third party gas tolling facility extending operations for decades to come.	Woodside	12.5% – 16.67% across 9 separate joint venture agreements	24.8	2040s	151	186	222
Mad Dog	Original development with a Truss Spar host (A-Spar): Dry trees, floating spar hull, with integrated drilling and production capabilities of ~4,400 feet of water depth.	BP	23.9%	4.8	2040s	137	192	365
ROD Integrated Development	The Rhourde Ouled Djemma (ROD) Integrated Development, which consists of the ROD, Sif Fatima – Sif Fatima North East (SF SFNE) and four satellite oil fields.	Joint Sonatrach/ENI	29.3% effective interest in the ROD Integrated Development	3.1	2020s	9	13	45
Bass Strait	Major integrated asset consisting of offshore facilities, onshore plants and associated pipeline infrastructure. Advantaged gas position with modest investable opportunities.	Exxon	Gippsland Basin Joint Venture (GBJV): 50.0% Kipper Unit Joint Venture (KUJV): 32.5%	28.5	2030s	107	179	387
Pyrenees	Subsea oil development in 200m water depth tied back to a FPSO.	BHP	WA-42-L permit: 71.43% WA-43-L permit: 39.999%	3.0	2030s	12	21	36
Macedon	Subsea gas development in 200m water depth tied back to an onshore domestic gas plant.	BHP	71.43%	8.4	2030s	43	54	72
Trinidad and Tobago (Angostura and Ruby)	Angostura: Discovered by BHP in 1999, phase 2 included a new gas export platform and two pipelines with gas sales to Trinidad & Tobago commencing in 2011. Ruby: Developed through a wellhead program, tied back to the Angostura infrastructure. Offsets declining production from Angostura.	BHP	45.0% Block 2(c) 68.46% effective interest in Block 3(a) Project Ruby	9.3	2030s	52	86	120

Growth projects

Asset	Description	Operator	BHP ownership	Potential execution timing (FID)	Potential first production	FY22 – FY30 Capex (BHP share, nominal US$bn)	1P[3]	2P[3]	2P+2C[3]
Scarborough	Large offshore gas development exporting gas from a floating production unit to the Pluto LNG facility for onshore processing.	Woodside	26.5%	CY21	CY26	~2 bn	-	-	532
Trion	Large greenfield development in the deepwater Mexico GoM. Resource uncertainty reduced with recent successful appraisal drilling of 2DEL and 3DEL wells. Recently moved into FEED phase.	BHP	60%	CY22	CY26	<5 bn	-	-	275
Calypso	Operated deepwater advantaged gas discovery in Trinidad & Tobago, well positioned to existing regional infrastructure and with low CO_2 content / low greenhouse gas intensity. Multiple development concepts under evaluation.	BHP	70%	CY26	CY27-28	~3 bn	-	-	409

1. Includes all sanctioned and brownfield projects.
2. Includes Shenzi North & Wildling.
3. Based on FY21; corrected for Shenzi WI acquisition. Scarborough estimates include Thebe and Jupiter.

25 Woodside

APPENDIX

BHP petroleum portfolio

Sanctioned projects (in execution)

Asset	Description	Operator	BHP ownership	Potential first production	Estimated peak production capacity	FY22 – FY30 Capex (BHP share, nominal US$bn)
Shenzi SSMPP	Shenzi Subsea Multi-Phase Pumping (SSMPP); subsea pumping to increase production rates from existing wells.	BHP	72%	CY22	6.5 kbpd in CY22	<0.25bn
Mad Dog A Spar	3-4 infill wells tied to Mad Dog A Spar.	BP	23.9%	CY23	18 kbpd in CY26	<0.25bn
Mad Dog Phase 2	Semi-submersible platform with 22 subsea wells (14 producing wells and 8 water injection wells).	BP	23.9%	CY22	140 kbpd in CY23	~0.75bn
Atlantis Phase 3	8-well subsea tieback achieved first production in CY20.	BP	44%	CY20	35 kbpd in CY24	<0.5bn
Pyrenees Phase 4	Well re-entry program comprising infill drilling and water shut off operation.	BHP	71.43%	CY23	13.5 kbpd in CY23	<0.25bn
NWS Lambert Deep & GWF 3	4-well subsea tieback to existing infrastructure.	Woodside	17%	CY22	250 MMscfd in CY22	<0.25bn
Shenzi North	2-well subsea tieback to Shenzi TLP. IRR of over 35%[1], a breakeven of ~$25/bbl and a payback of <2 years.	BHP	72%	CY24	30 kbpd in CY24	<0.5bn

Unsanctioned projects

Asset	Description	Operator	BHP ownership	Potential execution timing (FID)	Potential first production	FY22 – FY30 Capex (BHP share, nominal US$bn)
Wildling	2-well subsea tieback to Shenzi TLP via Shenzi North.	BHP	100%	CY22 – 23	CY24 – 25	<0.75bn
Shenzi growth opportunities	Additional infill opportunities to increase production with 3 producing and 2 water injection wells tied back to Shenzi TLP.	BHP	72%	CY22 – 25	CY24 – 26	~0.5bn
Atlantis growth opportunities	Additional development opportunities for 12 infill producing wells and 6 additional water injection wells. Opportunity to increase production via Subsea Multi-Phase Pumping (SSMPP) and topside modification.	BP	44%	CY23 – 28	CY25 – 29	~2bn
Mad Dog Phase 2 growth opportunities	Additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with 9 new wells tied back to existing facility.	BP	23.9%	CY25 – 26	CY26 – 28	~0.5bn
Mad Dog WI expansion	Two water injector wells providing water from Mad Dog Phase 2 facility to increase production at existing A Spar facility.	BP	23.9%	CY24	CY25	<0.25bn
NWS growth opportunities	Low risk investment opportunity to maximise Karratha Gas Plant value through processing other resource owner gas; benefits through tolling fees, cost recovery and life extension.	Woodside	17%	CY24 – 26	CY26 – 28	<0.25bn
Bass Strait growth opportunities	Kipper expansion (additional Phase 1B well & compression) for acceleration and incremental resource capture from the Kipper field.	Exxon	GBJV: 50.0% KUJV: 32.5%	CY24 – 27	CY27 – 28	~0.5bn

1. At consensus pricing, 10% nominal discount rate. BHP analysis.

26

Woodside

APPENDIX

Woodside portfolio

Producing assets

Asset	Description	Operator	Woodside ownership	CY20 Production (MMboe)	2P[1] (MMboe)	2C[1] (MMboe)	2P+2C[1] (MMboe)
Pluto LNG	LNG facility processing gas from the offshore Pluto, Xena and Pyxis gas fields in Western Australia. Gas is piped from the offshore Pluto-A platform to a 4.9 Mtpa LNG processing train.	Woodside	90%	44.6	419	234	653
Wheatstone	8.9 Mtpa LNG facility processing gas from the offshore Wheatstone, Iago, Julimar and Brunello gas fields. The onshore plant consists of two LNG trains, a domestic gas plant and associated infrastructure.	Chevron	13%	15.2	224	4	228
North West Shelf Project	LNG facility processing gas and condensate from the offshore North Rankin and Goodwyn-A offshore platforms. Onshore facilities include 5 LNG trains with 16.9 Mtpa capacity, condensate trains and a domestic gas plant.	Woodside	16.67%	30.8	189	78	266
Australia Oil	Two stand-alone oil developments offshore Western Australia, comprising the Nguyjima-Yin FPSO and Okha FPSO.	Woodside	Various	9.7	30	88	118

Projects and growth options

Asset	Description	Operator	Woodside ownership	Potential execution timing (FID)	Potential first production	2P[1] (MMboe)	2C[1] (MMboe)	2P+2C[1] (MMboe)
Key projects:								
Scarborough / Pluto Train 2	The proposed development of the 11.1 Tcf (100%) Scarborough offshore gas resource comprises a new floating production facility, trunkline to shore and expansion of the existing Pluto LNG onshore facility (including construction of Pluto Train 2).	Woodside	73.5% / 100%	H2 CY21	CY26 (first cargo)	-	1,598	1,598
Sangomar	Senegal's first oil development comprises a stand-alone FPSO and subsea infrastructure, located approximately 100km south of Dakar. FID was taken in 2020 and first oil is targeted for 2023.	Woodside	82%	Jan 2020	CY23	149	270	419
Options:								
Browse	Located in the offshore Browse Basin, approximately 425km north of Broome in Western Australia, comprising the Brecknock, Calliance and Torosa fields.	Woodside	30.6%			-	866	866
Sunrise	Comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise, located between Australia and Timor-Leste.	Woodside	33.44%			-	377	377
Myanmar Block A-6	Offshore gas-prone resource in the Bay of Bengal, offshore Myanmar.	Woodside	40%			-	110	110
Liard Basin	Upstream gas resource in British Columbia, Canada, provides an option to investigate potential future natural gas, ammonia and hydrogen opportunities.	Chevron	50%			-	2,345	2,345

1. Woodside as at 31 December 2020, updated by ASX announcement dated 15 July 2021 and adjusted for half-year production to 30 June 2021.

27 Woodside

APPENDIX

Notes to petroleum resource estimates

1. Unless otherwise stated, all petroleum resource estimates in this presentation are expressed on a pro forma, post-merger basis as a combination of (by arithmetic summation):
   a) Woodside petroleum resource estimates sourced from, and quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside's most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). The Woodside Reserves Statement dated 31 December 2020 has been subsequently updated by the information in the ASX announcement dated 15 July 2021; and
   b) BHP petroleum resource estimates sourced from, and quoted as at the balance date (i.e. 30 June) of, the Additional Information in BHP's most recent Annual Report released to ASX.
2. Other than as identified in paragraph 1(a) above, Woodside is not aware of any new information or data that materially affects the information included in the Woodside Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Woodside Reserves Statement continue to apply and have not materially changed.
3. Woodside has conducted (and is continuing to conduct) due diligence in relation to BHP's petroleum estimates and the merger transaction but has not independently verified all such information and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of BHP's petroleum estimates. Given Woodside has not independently validated BHP's petroleum estimates, it should not be regarded as reporting, adopting or otherwise endorsing those estimates. Woodside is not aware of any new information or data that materially affects the information in relation to BHP petroleum estimates in the BHP Additional Information.
4. Woodside reports its reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For Woodside's offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for its onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility.
5. Woodside uses both deterministic and probabilistic methods for estimation of its petroleum resources at the field and project levels. Unless otherwise stated, all Woodside petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation.
6. 'MMboe' means millions (10^6) of barrels of oil equivalent. Dry gas volumes, defined as 'C4 minus' hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as 'C5 plus' petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio.
7. The estimates of Woodside's petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of Mr Jason Greenwald, Woodside's Vice President Reservoir Management, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Greenwald's qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience. The estimates have been approved by Mr. Ian Sylvester, Woodside's Vice President Corporate Reserves.

28 Woodside

appendix Additional information for US investors Disclosure of reserve information and cautionary note to US investors Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and disclosure requirements of the U.S. Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC. This presentation also includes estimates of contingent resources. Estimates of contingent resources are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities. In connection with the Transaction, it is expected that a registration statement will be filed with the SEC. Such registration statement will be required to include, among other things, disclosure of reserves and other oil and gas information in accordance with U.S. federal securities law and applicable SEC rules and regulations (collectively, "SEC requirements"). The SEC permits oil and gas companies that are subject to domestic issuer reporting requirements under U.S. federal securities law, in their filings with the SEC, to disclose only estimated proved, probable and possible reserves that meet the SEC's definitions of such terms. In addition, the registration statement will include notes to the financial statements included therein that include supplementary disclosure in respect of oil and gas activities, including estimates of proved oil and gas reserves and a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. This supplementary financial statement disclosure will be presented in accordance with FASB requirements, which align with corresponding SEC requirements concerning reserves estimation and reporting. No offer or solicitation This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important additional information In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

appendix Glossary $, $m, $B US dollar unless otherwise stated, millions of dollars, billions of dollars APAC Asia-Pacific A$, AUD Australian dollar ASX Australian Securities Exchange 2P Proved plus Probable reserves 2C Best Estimate of Contingent resources Bcf Billion cubic feet boe, MMboe, Bboe Barrel of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent CAGR Compound annual growth rate CCS Carbon capture and storage CCUS Carbon capture, utilisation and storage Conventional Conventional resources exist in porous and permeable rock with pressure equilibrium. The hydrocarbons are trapped in discrete accumulations related local geological structure feature and/or stratigraphic condition DES Delivered ex-ship EBITDA Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation and impairment EBITDAX Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment and exploration and evaluation expense FEED Front-end engineering design FID Final investment decision FPSO Floating production storage and offloading FPU Floating production unit Free cash flow Cash flow from operating activities less cash flow from investing activities Gearing Net debt divided by net debt and equity attributable to the equity holders of the parent GOM Gulf of Mexico HOA Heads of agreement IRR Internal rate of return JV Joint venture kbpd Thousand barrels per day KGP Karratha Gas Plant kt Kilotonnes (metric) LNG Liquefied natural gas LPG Liquefied petroleum gas MMbbl Million barrels MMBtu Million British thermal units mmscf/d Million standard cubic feet per day Mtpa Million tonnes per annum NGLs Non gas liquids NOC National oil company NPAT Net profit after tax NWS North West Shelf OECD Organisation for Economic Co-operation and Development PRRT Petroleum Resource Rent Tax RFSU Ready for start-up SPA Sale and purchase agreement T&T Trinidad and Tobago Tcf Trillion cubic feet Ullage Available capacity USD United States dollar Unit production cost Production cost divided by production volume YTD Year to date